UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2 (WIW)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

95766R104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 95766R104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  3,336,926

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  3,336,926

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

3,336,926

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

5.45%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Western Asset/Claymore U.S. Treasury Inflation Protected Securities Fund 2
385 East Colorado Boulevard
Pasadena, California 91101

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 3,336,926 shares of WIW on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 5.45% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of WIW fit the investment guidelines for various Accounts. Shares have been acquired since May 20, 2004.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 3,336,926 shares or 5.45% of the outstanding shares. Sophie Karpus presently owns 2,330 shares purchased on May 24, 2005 at $12.60 (170 shares), May 26, 2005 at $12.60 (170 shares), June 24, 2005 at $12.63 (420 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 31, 2005 at $12.59 (165 shares), September 1, 2005 at $12.56 (85 shares), September 2, 2005 at $12.56 (170 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 15, 2005 at $12.51 (40 shares) and February 17, 2006 at $11.90 (10 shares). Karpus Investment Management Profit Sharing Plan currently owns 5,830 shares purchased on May 24, 2005 at $12.60 (170 shares), May 26, 2005 at $12.58 (170 shares), June 24, 2005 at $12.63 (420 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 26, 2005 at $12.56 (165 shares), August 29, 2005 at $12.53 (415 shares), September 1, 2005 at $12.56 (250 shares), September 2, 2005 at $12.56 (335 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 13, 2005 at $12.59 (170 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (60 shares), January 19, 2006 at $12.01 (550 shares), April 26, 2006 at $11.46 (500 shares), and on August 28, 2006 at $11.69 (1,400). George W. Karpus presently owns 3,180 shares purchased on May 26, 2005 at $12.58 (170 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 31, 2005 at $12.59 (165 shares), September 1, 2005 at $12.56 (85 shares), September 2, 2005 at $12.56 (170 shares), September 12, 2005 at $12.58 (165 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (40 shares), February 8, 2006 at $11.99 (25 shares), February 9, 2006 at $11.99 (25 shares), February 15, 2006 at $11.87 (50 shares), February 16, 2006 at $11.86 (50 shares), February 17, 2006 at $11.90 (30 shares), March 27, 2006 at $11.71 (735 shares) and June 19, 2006 at $11.34 (580 shares). Karpus Investment Management Defined Benefit Plan presently owns 6,400 shares purchased on May 26, 2005 at $12.58 (170 shares), June 27, 2005 at $12.66 (170 shares), August 24, 2005 at $12.50 (180 shares), August 25, 2005 at $12.55 (415 shares), August 26, 2005 at $12.56 (165 shares), August 29, 2005 at $12.53 (415 shares), September 1, 2005 at $12.56 (250 shares), September 2, 2005 at $12.56 (335 shares), September 6, 2005 at $12.53 (170 shares), September 12, 2005 at $12.58 (165 shares), September 13, 2005 at $12.59 (170 shares), September 14, 2005 at $12.57 (125 shares), September 15, 2005 at $12.51 (60 shares), February 7, 2006 at $12.00 (25 shares), February 8, 2006 at $11.99 (100 shares), February 9, 2006 at $11.99 (200 shares), February 10, 2006 at $11.99 (100 shares), February 14, 2006 at $11.88 (200 shares), February 15, 2006 at $11.87 (200 shares), February 16, 2006 at $11.86 (150 shares), February 17, 2006 at $11.90 (115 shares), and on August 23, 2006 at $11.76 (2,520 shares). Cody B. Bartlett Jr. presently owns 57 shares purchased on January 10, 2006 at $12.02 (25 shares), April 17, 2006 at $11.43 (10 shares), and on August 29, 2006 at $11.69 (22 shares). Apogee Partners L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.46%, Dana R. Consler owns 0.67% and Cody B. Bartlett Jr. owns 0.48%. Apogee Partners L.P. currently owns 82,160 shares of WIW. Garnsey Partners L.P. is also a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 6.46% and Kathleen F. Crane owns 0.08%. Garnsey Partners L.P. currently owns 25,000 shares of WIW. None of the other principals of KIM presently own shares of WIW.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 10/4/2006 250  $11.69
 10/10/2006 8680  $11.62
 10/16/2006 -4500  $11.50
 10/17/2006 35  $11.51
 10/19/2006 800  $11.47
 10/23/2006 40  $11.46
 10/24/2006 10000  $11.46
 10/25/2006 290  $11.45
 10/26/2006 4500  $11.51
 10/26/2006 -855  $11.50
 10/27/2006 2980  $11.55
 10/30/2006 3200  $11.54
 10/31/2006 2700  $11.56
 11/1/2006 375  $11.58
 11/2/2006 5,600  $11.56
 11/3/2006 -1,450  $11.49
 11/7/2006 880  $11.56
 11/8/2006 3,000  $11.56
 11/9/2006 60  $11.56
 11/16/2006 2,300  $11.53
 11/17/2006 7,425  $11.51
 11/21/2006 9,700  $11.52
 11/22/2006 14,500  $11.52
 11/22/2006 -1,570  $11.52
 11/24/2006 5,000  $11.56
 11/28/2006 -3,000  $11.58
 11/29/2006 12,400  $11.56
 11/30/2006 1,370  $11.62
 11/30/2006 -3,040  $11.62
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the WIW securities.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Dana R. Consler
Title:   Senior Vice President
Date:   December 8, 2006